Mail Stop 4561

May 4, 2007

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

Re: **BladeLogic, Inc.**
        Registration Statement on Form S-1
        Filed on April 5, 2007
        File No. 333-141915

Dear Mr. Ittycheria:

        We have reviewed your Form S-1 and have the following comments regarding your financial statements and related matters. Comments relating to other matters will be provided separately. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that your international sales appear to have increased as a percentage of total revenue to 39% during the three months ended December 31, 2006. We further note that, despite certain natural hedging achieved through foreign-denominated operating expenses, your results of operations may be adversely impacted by foreign exchange rate fluctuations. Please tell us how you considered quantifying the impact of exchange rates on your results of operations throughout your MD&A.

2.   Please tell us how you considered providing supplemental information throughout your MD&A that would allow readers to compare your results of operations for the nine months ended September 30, 2006 to the comparable period ending September 30, 2005.

Key Financial Metrics and Trends, page 31

3.   Please tell us why your disclosures regarding revenue within the section entitled "Key Financial Metrics and Trends" does not appear to address any key financial metrics related to revenue or discuss your revenue growth trend. As part of your response, tell us what key variables management uses in analyzing revenue and explain how you considered disclosing quantitative information regarding those variables. Refer to Sections III.B.1 and 3 of SEC Release No. 33-8350.

Application of Critical Accounting Policies

Stock-based Compensation, page 36

4.   Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

5.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

6.   Please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R, and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events affecting the company, changes in assumptions, and weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

7.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- The amount and timing of expense recognition; and
- Indicate for each option grant or equity related transaction which valuation methodology was used (e.g., market approach, income approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

8.   Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. Additionally, provide objective support for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

9.   If your disclosure refers to the use of an unrelated valuation specialist, please name the specialist and include the expert's consent following Section 436(b) of Regulation C, or alternatively, remove the reference.

Results of Operations

Comparison of the Three Months Ended December 31, 2005 and 2006

Revenue, page 40

10. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that changes in services revenue are attributed to an increase in maintenance and support and an increase in consulting and training revenue. You also refer to multiple factors that contributed to changes in certain expense line items such as sales and marketing and general and administrative, but appear to provide minimal indication as to the relative impact of each factor. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 for disclosures throughout your MD&A section.

Liquidity and Capital Resources

Accounts Receivable, Net, page 50

11. We note that you disclose DSO as a measurement of the quality and status of your receivables, but you do not appear to include any qualitative analysis of the changes between balance sheet dates. Please explain to us how you determined that limiting your disclosures within this section to the raw DSO data was sufficient to allow readers to evaluate the quality and status of your receivables.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

12. We note that you allow customers to renew PCS at less than fair value. Please describe to us your method for determining VSOE for this PCS. Your response should include a detailed description of the method as well as results of your analyses throughout the periods presented.

13. We note that your typical arrangement includes a software license, PCS and professional services. We further note your disclosure that the fair value of the professional services portion of your arrangement is based on the rates that you charge when these services are sold independently from software licenses. Quantify and describe in further detail the professional services that are provided separately. Compare the services provided on a stand-alone basis to those services that are provided with software licenses such as your installation, configuration and training services and explain why you believe the rates charged constitute VSOE for professional services provided in multiple-element arrangements.

14.   We note that you recognize revenue related to certain arrangements on a subscription basis. Please tell us whether any of these arrangements contain multiple-elements and, if so, explain where the revenue is recorded within your statements of operations (i.e., product revenue, service revenue or both).

15.   We note that you defer revenue when VSOE cannot be established for undelivered elements until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered. Describe these arrangements to us in more detail and explain how your accounting complies with paragraph 12 of SOP 97-2.

16.   We note your disclosure that if a fee is subject to refund or concession, you recognize revenue when the right to refund or concession lapses. Revise your disclosure to clarify the terms that result in such deferrals and provide an indication as to the frequency in which you offer such terms. In addition, provide a table or narrative that describes the components of deferred revenue and the length of time over which the long-term portions are deferred.

17.   We note that you consider a non-cancelable purchase order to be evidence of certain arrangements. Please describe to us the terms that are documented within these purchase orders and tell us whether you subsequently obtain written contracts related to these arrangements.

11. Segment Information, page F-30

18.   Tell us how you considered the disclosures required under paragraph 37 of SFAS 131 regarding product and services revenues. In this regard, it appears that your professional and maintenance services, if material, may require separate disclosure.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact David Edgar at 202-551-3459 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact me at 202-551-3642 or the Assistant Director, Barbara C Jacobs, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: 617-523-1231
        Michael S. Turner, Esq.
        Goodwin Procter LLP